Laredo Oil, Inc.
111 Congress Avenue
Austin, Texas  78701

September 6, 2011

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:           Laredo Oil, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed September 14, 2010
Form 10-Q for the Fiscal Quarter Ended August 31, 2010
Filed October 15, 2010
Form 10-Q for the Fiscal Quarter Ended November 30, 2010
Filed January 14, 2011
Form 10-Q for the Fiscal Quarter Ended February 28, 2011
Filed April 14, 2011
SEC Response Letter Dated August 4, 2011
Laredo Oil Response Letter Dated August 29, 2011
File No. 333-153168

Dear Mr. Schwall,

Please find our further supplemental response to your comments dated August 4, 2011 on the Form 10-K for the Fiscal Year Ended May 31, 2010, and the Response Letter Dated August 29, 2011 filed by Laredo Oil, Inc. (the “Company”).  In connection with our response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the comments enumerated in your letter and the Company’s response to each.

Form 10-K for the Fiscal Year Ended May 31, 2010

Financial Statements

Comment (1)—We note that you have not complied with prior comments two, three and four in our letter dated June 22, 2011, regarding the accounting errors in your previously issued financial statements.  Item 4.02 of Form 8-K requires you to notify investors within four business days of when a determination is made that previously issued financial statements should not be relied upon due to the identification of material accounting errors.  We reissue comments two, three and four.

Response (1)— As a supplemental response to our letter dated August 29, 2011, we confirm that we filed an Item 4.02 Form 8-K on September 2, 2011 dealing with the comments two, three and four in your letter dated June 22, 2011.

After further research and discussions with our outside accountant, we request permission from the SEC to accept our filing of both the quarterly restatements and year end 2010 restatement in our Form 10-K for the period ended May 31, 2011, as opposed to filing amended Form 10-Q's for each quarter and an amended Form 10-K for the period ended May 31, 2010, as we believe it is more concise and will cause less confusion with our shareholders to have all the restatements in our latest filing.

We believe that the Form 10-K for the period ended May 31, 2011 which we plan to file by September 13, 2011, and the Item 4.02 Form 8-K filed September 2, 2011, collectively address the issues raised in your Comment Letters.  The Form 10-Q for the period ended August 31, 2011 will reflect the repayment of the convertible notes, fixing the exercise price of warrants associated with those notes, and other items associated with the Alleghany transaction.

If we do not hear from you prior to the anticipated filing date for our Annual Report on Form 10-K for the period ended May 31, 2011, we will contact you telephonically to discuss further our proposal set forth above.  Should you have any comments or questions, please call me at (512) 961-3801.

Best regards,

/s/ Bradley E. Sparks

Bradley E. Sparks
Chief Financial Officer and Treasurer
Laredo Oil, Inc.
(512) 961-3801